UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GoodRx Holdings, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
38246G108
(CUSIP Number)

Trevor Bezdek
c/o GoodRx Holdings, Inc.
2701 Olympic Boulevard
Santa Monica, CA 90404
(855) 268-2822
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 22, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38246G108	13D/A	Page 1 of 5 pages

1	Names of Reporting Persons Trevor Bezdek
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 5,120,852
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,120,852
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,120,852
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person IN

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2023 (the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”) by Trevor Bezdek, a citizen of the United States (the “Reporting Person”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of GoodRx Holdings, Inc., a Delaware corporation (the “Issuer”), amends and supplements the Schedule 13D as set forth below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Original Schedule 13D.

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Item 4.    Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On September 1, 2023 (the “Time-Vesting Settlement Date”), pursuant to the terms of the Time-Vesting Founder Awards, the Issuer issued to the Reporting Person 256,595 shares of Class B Common Stock, of which 127,220 shares were withheld by the Issuer to remit for taxes on the Time-Vesting Founder Awards on behalf of the Reporting Person, resulting in a net issuance to the Reporting Person of 129,375 shares of Class B Common Stock. The number of shares withheld to satisfy the Reporting Person’s tax withholding obligations was determined based on the per share price of the Class A Common Stock on the Time-Vesting Settlement Date, which was equal to $6.53 per share. At the Reporting Person’s election, the remaining 129,375 shares of Class B Common Stock were converted into 129,375 shares of Class A Common Stock on the Time-Vesting Settlement Date.

On October 22, 2023 (the “Performance-Vesting Settlement Date”), pursuant the terms of the Performance-Vesting Founder Awards, the Issuer issued to the Reporting Person 7,845,361 shares of Class B Common Stock, of which 4,050,559 shares were withheld by the Issuer to remit for taxes on the Performance-Vesting Founder Awards on behalf of the Reporting Person, resulting in a net issuance to the Reporting Person of 3,794,802 shares of Class B Common Stock. The number of shares withheld to satisfy the Reporting Person’s tax withholding obligations was determined based on the per share price of the Class A Common Stock on the Performance-Vesting Settlement Date, which was equal to $5.49 per share. At the Reporting Person’s election, the remaining 3,794,802 shares of Class B Common Stock were converted into 3,794,802 shares of Class A Common Stock on the Performance-Vesting Settlement Date.

On March 3, 2023, the Reporting Person adopted a plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934 (a “Rule 10b5-1 Plan”). Pursuant to the Rule 10b5-1 Plan adopted on March 3, 2023 (the “Trading Plan”), a broker dealer, on behalf of the Reporting Person, will, subject to the terms of the Trading Plan, certain pricing and volume limits, including pursuant to Rule 144 of the Securities Act of 1933, as amended, and other factors, make periodic sales of shares of the Issuer’s Class A Common Stock. The number of shares subject to the Trading Plan is up to 5,890,636 shares of Class A Common Stock. Some of the shares that may be sold under the Trading Plan relate to equity awards that have not yet vested and certain of such shares will be surrendered to the Issuer to cover tax withholding obligations upon the future vesting of applicable equity awards, thereby reducing the aggregate number of shares available for sale under the Trading Plan. The amount and timing of sales, if any, may vary and will be determined based on the terms of the Trading Plan, market conditions, share price and other factors. In addition, pursuant to his Second Amended and Restated Employment Agreement, dated April 25, 2023 (the “Second Amended and Restated Employment Agreement”), the Reporting Person has agreed not to sell any securities of the Issuer without the approval of the Issuer’s Board of Directors (the “Board”), subject to certain exceptions including, but not limited to, pursuant to any new, modified or amended Rule 10b5-1 Plan that has been approved by the Board after April 25, 2023 or an existing Rule 10b5-1 Plan. The foregoing descriptions of the Trading Plan and the Second Amended and Restated Employment Agreement do not purport to be complete and are qualified in their entirety by the full text thereof. A copy of the form of Trading Plan and the Second Amended and Restated Employment Agreement are each attached as an exhibit to this Schedule 13D, and are incorporated herein by reference.

CUSIP No. 38246G108	13D/A	Page 3 of 5 pages

Item 5.    Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated as follows:
(a) – (b)
•Amount beneficially owned: 5,120,852
•Percent of Class: 5.5%
•Number of shares the Reporting Person has:
oSole power to vote or direct the vote: 5,120,852
oShared power to vote: 0
oSole power to dispose or direct the disposition of: 5,120,852
oShared power to dispose or direct the disposition of: 0
    The share amount reported herein consists of (i) 4,864,258 shares of Class A Common Stock and (ii) 256,594 shares of Class A Common Stock underlying Time-Vesting Founder Awards that will vest within 60 days of the date hereof.
    The above percentage is based on 92,655,390 shares of Class A Common Stock, which consist of (i) 92,398,796 shares of Class A Common Stock outstanding as of October 22, 2023, as provided by the Issuer, and (ii) 256,594 shares of Class A Common Stock underlying Time-Vesting Founder Awards that will vest within 60 days of the date hereof.

(c)    Except as described in Item 4, since the filing of the Original Schedule 13D, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d)    None.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Trading Plan and the Second Amended and Restated Employment Agreement and is incorporated herein by reference. A copy of the form of Trading Plan and the Second Amended and Restated Employment Agreement are each attached as an exhibit to this Schedule 13D, and are incorporated herein by reference.

CUSIP No. 38246G108	13D/A	Page 4 of 5 pages

Item 7.    Materials to be Filed as Exhibits.

Exhibit Number	Description
3	Form of Trading Plan for Trevor Bezdek.
4
Second Amended and Restated Employment Agreement, by and between GoodRx, Inc. and Trevor Bezdek, dated April 25, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2023).

CUSIP No. 38246G108	13D/A	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2023

By:    /s/    Trevor Bezdek
Name:    Trevor Bezdek